UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10087                                     June 24, 2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Snoqualmie Asset Fund, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

1201 Third Avenue, WMT 1706
Seattle, WA  98101

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Snoqualmie Asset Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940 that Snoqualmie Asset Fund, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
June 24, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 24, 2002, and, with respect to agreement of investment purchases and sales, for the period from December 31, 2001 (the date of our last examination) through June 24, 2002:

1. We confirmed the investment activity with the loan servicers, or performed other alternative procedures for these investments in loans, except for 882 investments in loans not serviced by other loan servicers. We were not provided access to approximately 65,000 investments in loans held in custody at the vault facilities in Stockton, California, Jacksonville, Florida, Albion, New York, and Vernon Hills, Illinois, as of June 24, 2002;

2. Inspection of 1898 investments held in custody through the Fund's affiliate in Stockton, California, as of June 24, 2002, without prior notice to management;

3. Confirmation of and reconciliation of investments held in custody by a custodian bank as of June 24, 2002;

4. Reconciliation of such investments to the books and records of the Fund and its loan servicers and custodians;
and,

5. Agreement of twenty-two investment purchases and three loan sales since our last report during the period from December 31, 2001 (the date of our last examination) through June 24, 2002 from the books and records of the Fund to signed trade tickets or transaction confirmations and wire transfer advices.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Snoqualmie
Asset Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940, except as noted in management's assertion, as of June 24, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Snoqualmie
Asset Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ Deloitte & Touche LLP
September 20, 2002
Seattle, Washington










September 20, 2002

Snoqualmie Asset Fund, Inc.
1201 Third Avenue
Seattle, Washington  98101

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Snoqualmie Asset Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with the requirements of subsections (b) and (c) as of June 24, 2002 (the date of the examination), and from the period December 31, 2001 (the date of the last inspection) through June 24, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 24, 2002, and from December 31, 2001 through
June 24, 2002 with respect to securities reflected in the investment account of the Fund, except for the following:

1. We did not provide access to the independent accountants for approximately 65,000 investments in loans that are held in custody at vault facilities in Stockton, California, Jacksonville, Florida, Albion, New York, and Vernon Hills, Illinois, as of June 24, 2002

2. Of the 1898 investments in loans that we provided access to the independent accountants, there were 305 investments in loans for which the original signed promissory notes were not maintained in the vault facility in Stockton, California as of June 24, 2002. Of these investments, 197 were provided subsequent to the date of the examination, and for the remainder, copies of promissory notes and/or payment histories were available for the investment in loans.

3. There were four investments in loans for which the original signed promissory notes were not maintained by a third-party trustee and could not be located.

4. Original property deeds were not available for 42 investments in real estate owned.

5.  There were unreconciled differences of approximately
$1,149,973 between the Fund's loans serviced by others general ledger and subledger balances.

6.  There were unreconciled differences of approximately
$2,382,052 between the Fund's real estate owned general ledger and subledger balances.


Snoqualmie Asset Fund, Inc.

By:


/S/ Robert H. Miles

Robert H. Miles
President